SOL Strategies Exploring Pathway to Tokenize Shares on Solana Blockchain

SOL Strategies Sets Vision to Become First Public Company to Bring its Equity to the Blockchain

Toronto, Ontario--(Newsfile Corp. - May 8, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF), (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company building infrastructure for the Solana ecosystem, today announced that on April 25, 2025 it signed a non-binding memorandum of understanding (the "MOU") with Superstate, a technology firm focused on modernizing capital markets through blockchain infrastructure.

Pursuant to the MOU, the Company and Superstate will explore Superstate acting as a junior transfer agent for the Company. In that role, Superstate is intended to provide the platform and infrastructure necessary for the Company to issue tokens in representation of common shares tradeable on the Solana blockchain, through Superstate's innovative "Opening Bell" platform.

Opening Bell, announced today by Superstate, aims to support SEC-registered public equities issued and traded directly on blockchain networks. The platform is designed to extend investor access, enable real-time settlement, and create interoperability with decentralized finance protocols. SOL Strategies is seeking to position itself as the first public issuer to explore this regulated pathway.

This exploration supports SOL Strategies' mission to build institutional trust in Solana's infrastructure and expand participation in decentralized networks. As on-chain activity grows-from real-world assets to decentralized finance-the Company's validator operations are positioned to benefit from the network's expansion.

"As leaders in the Solana ecosystem, our goal is to stay at the forefront of innovation," said Leah Wald, CEO of SOL Strategies. "We believe publicly listed tokenized equity represents a natural evolution in capital markets, and Solana's high-performance network is the ideal foundation for that future. By initiating this exploration, we're reinforcing our technology-first approach while opening potential new channels for global investor participation."

At this stage, no shares are being tokenized, and there is no plan to issue derivative tokens or convert existing equity into tokenized form. The Company is evaluating this opportunity through a measured, compliance-driven process with no immediate impact on shareholders or operations. This initiative does not represent a change in listing status nor require any action from current shareholders. No timeline has been set, as the process is subject to ongoing regulatory developments. The effort reflects SOL Strategies' commitment to expanding investor access through blockchain-based infrastructure while maintaining its current public listings.

The Company has not yet engaged with securities regulators or the Canadian Securities Exchange (CSE) regarding this initiative. As such, the Company cautions that this announcement remains exploratory in nature and may be considered promotional if interpreted otherwise. There are no financial commitments associated with the agreement. The Company will provide updates as the initiative progresses, but there is no guarantee it will move beyond the exploration stage.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) is a Canadian investment company operating at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides institutional-grade infrastructure and strategic capital to support the next generation of decentralized applications. To learn more, visit www.solstrategies.io. Regulatory documents are available at www.sedarplus.ca.

About Superstate

Superstate is a financial technology firm reshaping capital markets by connecting financial assets with blockchain infrastructure. Its mission is to expand access, improve liquidity, and modernize how public securities are issued and traded.

Investor Contact:

John Ragozzino, CFA
solstrategies@icrinc.com
203.682.8284

Media Contact:

Taylor Hadden
solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include, without limitation, statements regarding the potential tokenization of shares, exploration of blockchain-based equity markets, and possible future integration with Superstate's Opening Bell platform. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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